Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month period ended March 31, 2010 of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at April 20, 2010 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with Precision’s 2009 Annual Report, Annual Information Form, the unaudited March 31, 2010 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 13 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2010	2009	% Change
Revenue	$373,136	$448,445	(16.8)
EBITDA(1)	118,403	169,387	(30.1)
Net earnings	62,017	57,417	8.0
Cash provided by operations	20,624	201,596	(89.8)
Capital spending:
Upgrade capital expenditures	6,796	13,760	(50.6)
Expansion capital expenditures	687	61,162	(98.9)
Proceeds on sale	(1,153)	(5,942)	(80.6)
Net capital spending	6,330	68,980	(90.8)

Distributions declared	–	6,408	(100.0)
Net earnings per unit:
Basic	0.23	0.30	(23.3)
Diluted	0.22	0.28	(21.4)
Distributions declared per unit	$–	$0.04	(100.0)
Contract drilling rig fleet	351	380	(7.6)
Drilling rig utilization days:
Canada	10,205	7,482	36.4
United States	6,993	7,409	(5.6)
International	175	180	(2.8)
Service rig fleet	200	229	(12.7)
Service rig operating hours	76,242	64,854	17.6

(1)	EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization and foreign exchange. See “NON-GAAP MEASURES”.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL POSITION AND RATIOS

	March 31,	December 31,	March 31,
(Stated in thousands of Canadian dollars, except ratios)	2010	2009	2009
Working capital	$393,905	$320,860	$367,483
Working capital ratio	3.8	3.5	2.5
Long-term debt (1)	$725,721	$748,725	$1,177,215
Total long-term financial liabilities	$748,497	$775,418	$1,202,665
Total assets	$4,170,858	$4,191,713	$4,853,916
Long-term debt to long-term debt plus equity ratio	0.22	0.22	0.31
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

OVERVIEW

Revenue for the first quarter of 2010 totaled $373 million compared to $448 million for the first quarter of 2009. Precision reported net earnings of $62 million or $0.22 per diluted unit for the quarter ended March 31, 2010, an increase of $5 million or 8% compared to $57 million or $0.28 per diluted unit in the first quarter of 2009. Pre-tax earnings in the first quarter of 2010 were increased by $20 million for foreign exchange gains or $0.05 per diluted unit after tax.

The 17% decrease in revenue in the first quarter of 2010 over the prior year period was primarily due to lower average dayrates in the United States and Canada in 2010. This decrease was partially offset by a year-over-year increase in utilization days in Canada. The mix of drilling rigs working under term contracts and on high performance well-to-well programs helped partially mitigate the downward revenue pressure in the quarter. Revenue in Precision's Contract Drilling Services segment decreased by 20% while revenue increased 1% in the Canadian based Completion and Production Services segment.

Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $118 million for the first three months of 2010, a decrease of $51 million from the same period of 2009. EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) see “Non-GAAP Measures” in this report. EBITDA margin, calculated as EBITDA as a percentage of revenue, was 32% for the first quarter of 2010 compared to 38% for the same period in 2009. The six percentage point decline in EBITDA margin was primarily attributable to lower market pricing for new work. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain served to limit the declines.

On a sequential basis, revenue increased 30% while EBITDA increased 28% for the first quarter of 2010 over the fourth quarter of 2009. These increases are due to increased activity levels during the first quarter of this year compared with the fourth quarter of 2009.

In the Contract Drilling Services segment Precision currently owns 351 contract drilling rigs, including 202 in Canada, 146 in the United States and three rigs in international locations and 96 drilling rig camps. Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 78 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 113 drilling rigs worked in Canada and 80 in the United States and Mexico totaling an average of 193 rigs working. This compares with an average of 138 rigs working in the fourth quarter of 2009 and 167 rigs in the first quarter a year ago.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

Precision’s priorities for 2010 are threefold. The first is to continue to deliver the high performance, high value level of services that customers require to drill the technically challenging wells of today’s resource play exploitation. Second, Precision continues to improve its balance sheet, which provides financial flexibility and liquidity to be able to seize market opportunities, our third priority. To that end, Precision has signed two term contracts with an average length of three years to build two new Super Single® rigs for two customers for deployment in Canada. Precision is planning to spend $48 million in 2010 to upgrade rigs which will increase the marketability of these assets. All in, Precision’s capital expenditure plan for 2010 has been increased by $47 million and now stands at $122 million.

The Canadian 2010 winter drilling season was characterized by higher than expected utilization for Precision and the industry. In the United States, the industry and Precision have experienced improving utilization as customer spending has increased because of higher oil commodity prices.

Oil and natural gas prices during the first quarter of 2010 were higher than a year ago. For the first quarter of 2010 AECO natural gas spot prices averaged $4.96 per MMBtu, nominally higher than the first quarter 2009 average of $4.95 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$5.12 per MMBtu in the first quarter of 2010 an increase of 13% over the first quarter 2009 average of US$4.55 per MMBtu. West Texas Intermediate crude oil averaged US$78.58 per barrel during the quarter compared to US$43.21 per barrel in the same period in 2009.

Summary for the three months ended March 31, 2010:

•
Precision continued to improve its balance sheet and reduced its debt by making a voluntary principal repayment of $12 million on March 31, 2010. As at March 31, 2010 Precision’s debt to capitalization ratio was 0.22 and Precision had a cash balance of $132 million and in combination with its revolving credit facility, continued to carry ample liquidity.

•
Operating earnings were $73 million, a decrease of $53 million or 42% from the first quarter in 2009. Operating earnings were 20% of revenue, compared to 28% in 2009. Operating earnings margins were negatively impacted by declines in customer pricing for most of Precision’s service offerings over the same period in 2009.

•	Finance charges were $29 million, a decrease of $10 million from the prior year primarily due to the reduction in long-term debt during 2009.

•
The majority of Precision’s credit facilities are denominated in U.S. dollars. During the quarter the Canadian dollar strengthened in relation to the U.S. dollar giving rise to most of the $20 million foreign exchange gain recognized in the quarter.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

•
Capital expenditures for the purchase of property, plant and equipment were $7 million in the first quarter, a decrease of $67 million over the same period in 2009. Capital spending for the first quarter of 2010 included $1 million on expansionary capital initiatives and $6 million on the upgrade of existing assets.

•
Average revenue per utilization day for contract drilling rigs decreased in the first quarter of 2010 to US$18,710 from the prior year first quarter of US$25,154 in the United States and decreased in Canada from $18,537 in the first three months of 2009 to $15,511 for the first quarter of 2010. The decrease in revenue rates for the first quarter in the United States reflects the reduction of rigs working under term contracts, more rigs working under well-to-well contracts and the mix of turnkey operations. These figures also include US$4 million in revenue generated from idle but contracted rigs associated with term customer contracts. Turnkey revenue for the first quarter of 2010 was US$13 million generated from 243 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $633 in the first quarter of 2010 compared to $731 in the first quarter of 2009.

•
Average operating costs per day for drilling rigs decreased in the first quarter of 2010 to US$12,149 from the prior year first quarter of US$14,456 in the United States and from $10,023 to $8,453 in Canada. The cost decrease in Canada was primarily due to rig mix as a higher percentage of spot market work for the double and single rigs which are lower cost rigs and a crew wage reduction implemented on May 1, 2009. In the United States the decrease was impacted by 2009 crew wage reductions and less turnkey operations compared to the prior year whereby there is a larger scope to drilling costs that the drilling contractor is responsible to provide and revenue increases accordingly. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $461 in the first quarter of 2010 as compared to $527 in the first quarter of 2009.

OUTLOOK

2010 has started with higher drilling activity in Canada than was forecast and United States drilling activity continues to make improvements. The global demand for energy is rising as the global economies are starting to improve and move out of the bottom of the recession. There is also increased liquidity in the capital markets as well as higher oil commodity prices which is providing some of Precision’s customers’ liquidity to increase drilling programs. The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. According to industry sources, as at April 16, 2010, the United States active land drilling rig count was up about 54% from the same period in the prior year while the Canadian drilling rig count had increased about 65%. Even with the year-over-year improvements in rig utilization, there has been virtually no change in spot market dayrates charged to customers in Canada, and only modest improvements in dayrates in the United States. As drilling rigs complete term contracts and move to lower dayrate spot market contracts, Precision’s average revenue per working day declines. This trend is expected to continue until there are meaningful increases in spot market dayrates.

Precision has a strong portfolio of long-term customer contracts that help mitigate the effects of lower dayrate spot market contracts. Precision expects to have an average of approximately 83 rigs committed under term contract in North America in the second quarter of 2010, an average of 74 rigs contracted for the third quarter of 2010 and 63 for the fourth quarter of 2010. These term contract totals include two rigs in the United States that are currently not working but receiving margin revenue from customers. In Canada, term contracted rigs generate about 200 to 250 utilization days per rig a year due to the seasonal nature of well access whereas in the United States they generate about 350 utilization days per rig in most regions.

For all of 2010, Precision expects to have an average of approximately 75 rigs under term contract, with 37 rigs contracted in the United States, 37 in Canada and one in Mexico. For 2011, Precision expects to have an average of 24 rigs in Canada under term contract and 17 in the United States and Mexico, for a total of 41 for the full year. As noted earlier in this report, Precision has added two term contracts for new build Super Single® rigs expected to go to work in late 2010.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

As part of its strategic plan, Precision expects to keep capital expenditures at levels commensurate with market activity during 2010. Capital expenditures totaled $7 million in the first quarter of 2010 and are expected to be approximately $122 million for the full year, with approximately $103 million for upgrade capital and $19 million for expansion capital. Capital expenditures for rig tier improvements are included in upgrade capital. Expansion capital includes two new build Super Single® rigs under contract for deployment in Canada later this year and additional rental and wastewater equipment.

Natural gas production in the United States has remained strong despite the reduction in drilling activity over the last eighteen months. United States natural gas storage levels are currently near the upper range of the five-year average but in line with storage levels of a year ago. This also strongly influences Canadian activity since Canada exports roughly half of its natural gas production to the United States. Increase in oil and natural gas liquids drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count is 148% higher than it was a year ago. Precision has more equipment working in oil related plays than at any time in the last 20 years; however, approximately 60% of Precision’s current active rig count is drilling for natural gas targets. With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have moved down. To date, there has been little change in customers’ natural gas drilling plans. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. Precision continues to manage its operations to maximize cash flow, while providing our customers with high performance, high value services.

Despite near term challenges the future of the global oil and gas industry remains promising. For Precision, 2010 represents an opportunity to demonstrate our value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended March 31,
(stated in thousands of Canadian dollars)	2010	2009	% Change
Revenue:
Contract Drilling Services	$313,461	$389,879	(19.6)
Completion and Production Services	63,482	62,975	0.8
Inter-segment eliminations	(3,807)	(4,409)	13.7
	$373,136	$448,445	(16.8)

EBITDA:(1)
Contract Drilling Services	$110,562	$155,495	(28.9)
Completion and Production Services	16,589	18,548	(10.6)
Corporate and other	(8,748)	(4,656)	(87.9)
	$118,403	$169,387	(30.1)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2010		2009		% Change
Revenue		$313,461		$389,879	(19.6)
Expenses:
Operating		188,650		216,105	(12.7)
General and administrative		14,249		18,279	(22.0)
EBITDA(1)		110,562		155,495	(28.9)
Depreciation		38,450		37,963	1.3
Operating earnings(1)		$72,112		$117,532	(38.6)

Operating earnings as a percent of revenue		23.0%		30.1%
Drilling rig revenue per utilization day in Canada		$15,511		$18,537	(16.3)
Drilling rig revenue per utilization day in the U.S.(2)	US$	18,710	US$	25,154	(25.6)

(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Includes revenue from idle but contracted rig days and lump sum payouts.

Canadian onshore drilling statistics:(1)
	Three months ended March 31,
	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	811	224	869
Drilling rig operating days (spud to release)	9,111	38,399	6,599	28,157
Drilling rig operating day utilization	50%	53%	33%	36%
Number of wells drilled	940	3,564	793	3,025
Average days per well	9.7	10.8	8.3	9.3
Number of metres drilled (000s)	1,524	5,783	1,092	4,086
Average metres per well	1,621	1,648	1,377	1,351
Average metres per day	167	153	166	145

(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(3)
	2010		2009
	Precision	Industry(4)	Precision	Industry(4)
Average number of active land rigs for quarters ended:
March 31	78	1,297	82	1,287
Year to date average	78	1,297	82	1,287

(3)	United States lower 48 operations only.
(4)	Baker Hughes rig counts.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

Contract Drilling Services segment revenue for the first quarter decreased by 20% to $313 million while EBITDA decreased by 29% to $111 million compared to the same period in 2009. The decrease in revenue and EBITDA was due to lower average pricing in both the United States and Canada partially offset by increased rig utilization in Canada.

Activity in North America was impacted by increased customer demand due to improvements in U.S. natural gas prices and global oil prices. Despite the increase in utilization rates, drilling rig revenue per utilization day in Canada was down 16% over the prior year due to declines in spot market dayrates year-over-year and the flow through to customers of crew field rate reductions in the second quarter of 2009. During the quarter 27% of Precision’s operating days in Canada were generated from rigs under term contract compared with 28% in 2009. In the United States the average drilling utilization dayrate for Precision in the quarter was down due to fewer rigs working under term contracts and less turnkey work with an average of three rigs working turnkey compared to five in the first quarter of 2009. As at the end of the quarter in the United States there were 40 drilling rigs working under term contracts and another two rigs idle but contracted where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the first quarter of 2010 were 10,205, an increase of 36% compared to 7,482 in 2009. Drilling rig activity for Precision in the United States was only 6% lower than the same quarter of 2009 due to the recovery of drilling rig activity which began in the second quarter of 2009. Precision had two rigs working in Mexico during both periods. Precision's camp and catering division experienced an activity decrease of 9% over the prior year first quarter.

Operating costs were 60% of revenue for the quarter compared to 55% for the prior year quarter. The increase was due to the mix of rigs working as a higher proportion of work was derived from competitive spot market activity. On a per day basis, operating costs for the drilling rig division in Canada were 16% lower than the prior year quarter due to a reduction in crew wages and the differences in rig mix as 2010 had a higher proportion of days from single and double rigs which typically require less ancillary equipment. Operating costs for the quarter in the United States on a per day basis were down from the comparable period in 2009 due to lower turnkey activity and a reduction in crew wages.

Depreciation in the Contract Drilling Services segment increased slightly from the prior year due to the increase in activity in Canada offset by activity decreases in the United States. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2010	2009	% Change
Revenue	$63,482	$62,975	0.8
Expenses:
Operating	44,652	42,065	6.2
General and administrative	2,241	2,362	(5.1)
EBITDA(1)	16,589	18,548	(10.6)
Depreciation	6,001	4,993	20.2
Operating earnings(1)	$10,588	$13,555	(21.9)

Operating earnings as a percent of revenue	16.7%	21.5%
Well servicing statistics:
Number of service rigs (end of period)	200	229	(12.7)
Service rig operating hours	76,242	64,854	17.6
Service rig operating hour utilization	42%	31%
Service rig revenue per operating hour	$633	$731	(13.4)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

Completion and Production Services segment revenue for the first quarter increased by 1% from 2009 to $63 million while EBITDA declined by 11% to $17 million. The increase in revenue is attributed to an increase in operating hours partially offset by lower rates for services rendered while the decrease in EBITDA is the result of lower rates without a corresponding decrease in variable costs.

Service rig activity increased 18% from the prior year period, with the service rig fleet generating 76,242 operating hours in the first quarter of 2010 compared with 64,854 hours in the prior year quarter for utilization of 42% and 31%, respectively. The increase was a result of higher service rig demand on production maintenance of existing wells with an emphasis on oil wells. New well completions accounted for 23% of service rig operating hours in the first quarter compared to 32% in the same quarter in 2009. There were 3,134 well completions in Canada in the first quarter of 2010, a 29% decrease from 4,439 wells in the same quarter in 2009.

Average service revenue per operating hour decreased $98 from the prior year period due to the current competitive nature of the industry and lower ancillary revenue due to decreased boiler activity.

Lower revenue rates were partially offset by lower crew wages but ultimately led to an increase in operating expenses as a percent of revenue from 67% in the first quarter of 2009 to 70% for the same period in 2010. Operating costs per operating hour have decreased over the comparable period in 2009 due primarily to lower wages and cost reduction initiatives.

Depreciation in the Completion and Production Services segment in the first quarter of 2010 was 20% higher than the prior year in line with higher equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses increased by 88% to $9 million in the first quarter of 2010 compared to $5 million in the same period of 2009. The increase was primarily due to the difference in employee incentive compensation expense.

OTHER ITEMS

Net finance charges were $29 million for the first quarter of 2010 which was down from $39 million when compared to the prior year quarter. The decrease is attributable to the significant reduction in long-term debt that was realized during 2009.

The Trust had a foreign exchange gain of $20 million during the first quarter of 2010 due to the strengthening in the Canadian dollar versus the U.S. dollar, as the majority of the Trust's credit facilities are denominated in U.S. dollars.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

The Trust’s effective tax rate on earnings before income taxes for the first three months of 2010 was 3% compared to a recovery of 7% for the same period in 2009. The income tax recovery in 2009 was primarily a result of tax deductions available in excess of taxable earnings.

LIQUIDITY AND CAPITAL RESOURCES

In February 2010, Precision announced its intention to convert to a corporation pursuant to a plan of arrangement under the Business Corporations Act of Alberta. Precision will be seeking approval for the conversion from its unitholders in conjunction with its 2010 annual and special meeting of unitholders scheduled for May 11, 2010. An information circular and proxy statement have been mailed to unitholders in connection with the meeting. To be implemented, the conversion to a corporation must be approved by not less than two-thirds of the votes cast by unitholders at the annual and special meeting. If approved, it is anticipated that the conversion will be completed by June 1, 2010.

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisition and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new rig build programs require 2 – 5 year term contracts in order to mitigate capital recovery risk. Analysis of current market opportunities and trends led Precision to increase its anticipated capital expenditures by $47 million to a total of $122 million in 2010.

In managing foreign exchange risk, Precision matches the currency of its debt obligations with the currency of the supporting operations cash flows. Interest rate risk is managed through hedging activities.

During the first quarter of 2010 Precision used $102 million in operating cash inflow to fund an $82 million increase in non-cash working capital, $6 million in net capital spending and $12 million in long-term debt reduction. Liquidity remains sufficient as Precision had a cash balance of $132 million and the US$260 million revolver in its secured facility remains undrawn except for $28 million in outstanding letters of credit as at March 31, 2010. In addition to the secured facility, Precision has available a $25 million operating facility which is used for working capital management and the issuance of letters of credit. During the current quarter, working capital increased by $73 million over the fourth quarter of 2009 to $394 million.

In the first quarter of 2010 Precision made a voluntary prepayment of the secured facility of $12 million. Precision will consider further voluntary long-term debt reduction as industry fundamentals stabilize and operating cash flow forecasts become clearer. As at March 31, 2010, approximately $678 million was outstanding under the secured facility and $175 million was outstanding under the unsecured facility. The blended cost of Precision’s debt is approximately 8.4% .

As at March 31, 2010 the Trust was in compliance with the covenants under the secured facility. Precision expects to remain in compliance with financial covenants under its secured facility and expects to have complete access to credit lines during 2010. The secured facility contains customary covenants including three financial covenants: a leverage ratio; interest coverage ratio; and fixed charge coverage ratio. During the first quarter of 2010 Precision successfully negotiated with lenders to amend certain covenants and terms contained in the secured facility. These amendments included an increase in the leverage ratio test to 3.5:1 through December 31, 2011, a decrease in the interest coverage ratio test to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per unit amounts)
	2009			2010
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$209,597	$253,337	$286,067	$373,136
EBITDA(1)	59,260	85,739	92,615	118,403
Net earnings:	57,475	71,696	(24,885)	62,017
Per basic unit(2)	0.23	0.26	(0.09)	0.23
Per diluted unit(2)	0.22	0.25	(0.09)	0.22
Cash provided by continuing operations	212,554	19,948	70,631	20,624
Distributions to unitholders - declared	$–	$–	$–	$–

	2008			2009
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$138,514	$285,639	$335,049	$448,445
EBITDA(1)	35,574	118,820	134,795	169,387
Net earnings:	21,739	82,349	92,376	57,417
Per basic unit	0.16	0.61	0.67	0.30
Per diluted unit	0.16	0.61	0.66	0.28
Cash provided by continuing operations	200,458	3,241	82,904	201,596
Distributions to unitholders - declared	$49,045	$49,046	$77,551	$6,408
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings, to EBITDA.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
EBITDA	$118,403	$169,387
Add (deduct):
Depreciation and amortization	(45,634)	(43,949)
Foreign exchange gain (loss)	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Income taxes	(1,775)	3,140
Net earnings	$62,017	$57,417

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Earnings

Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
Operating earnings	$72,769	$125,438
Add (deduct):
Foreign exchange gain (loss)	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Income taxes	(1,775)	3,140
Net earnings	$62,017	$57,417

NEW ACCOUNTING STANDARDS

New Canadian accounting standards were released in 2009 with an effective date of January 1, 2011 with early adoption permitted:

•
Section 1582 "Business Combinations" will require most assets acquired and liabilities assumed, including contingent consideration to be measured at fair value and all acquisition costs are to be expensed.

•
Section 1602 "Non-controlling Interests" will require that non-controlling interests be recognized as a separate component of equity and that net earnings be calculated without a deduction for non-controlling interest.

•	Section 1601 "Consolidated Financial Statements" establishes standards for the preparation of consolidated financial statements.

The Trust does not currently anticipate early adoption of any of the new Standards.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Precision is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year will be required on the effective date.

Precision’s IFRS project team continues to focus on key implementation areas and is following the IASB work plan closely to identify any new impact areas. Precision’s Steering Committee is monitoring IFRS project progress on a regular basis and providing valuable guidance to the team to ensure timely and effective execution of the project plan.

A detailed update of the key impact areas was provided in the 2009 Annual Report.

With respect to the key areas, following is a brief summary of additional progress:

Capital Assets

In accordance with the principles of International Accounting Standard (“IAS”) 16, Property, Plant and Equipment, Precision has identified three components for its drilling rigs. Each of the three components will be depreciated separately based on their useful lives. To accommodate the new component accounting requirement, changes have been made to the enterprise resource planning (“ERP”) system. Training has been provided to stakeholders on the new structure and the IFRS project team is working closely with users for additional support on executing day to day accounting transactions in the revised ERP system.

As a result of further componentization of Property, Plant and Equipment, an increase in depreciation and amortization expense is expected. Quantification of these changes to depreciation and amortization expense is still in progress.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS 1 – First Time Adoption

IFRS 1 provides onetime accounting choices in the form of mandatory and optional exemptions. Precision has identified the preferred IFRS 1 elections and is completing the calculations to estimate the financial statement impact.

Financial Statement Disclosure

Detailed requirements for presentation of financial statements under IFRS are currently being reviewed in conjunction with the preparation of draft IFRS compliant financial statements and notes. Drafting of these financial statements is expected to be completed by the end of the second quarter of 2010.

Income Taxes

In addition to analyzing the key differences between income taxes under Canadian GAAP and IFRS, the impact of other changes on temporary taxable differences as a result of different IFRS requirements outlined in other standards is also being reviewed.

Impairments

Precision’s impairment test model under IFRS has been developed and tested. The IFRS project team is using the newly developed impairment test model for performing impairment calculations for assets as at the transition date in accordance with the requirements in IAS 36 Impairments and IFRS 1. Impairment test results will be analyzed thereafter to determine the impact, if any, on the financial statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of March 31, 2010 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at March 31, 2010.

During the quarter ended March 31, 2010 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: global demand for energy is rising; the rig count will continue to increase; the remainder of 2010 activity levels will exceed 2009 levels; United States activity levels will continue to improve with oil-related activity leading the way; the potential for further reduction in natural gas drilling and related activity; the marketability of upgraded rigs; the number of rigs under term contract and the trend to move to spot market dayrates upon expiry; and capital expenditure will remain at levels commensurate with market activity.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

PRECISION DRILLING TRUST MANAGEMENT'S DISCUSSION AND ANALYSIS